

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


RECD S.E.C.
MAR 3 1 2005
1086

FORM SE

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Black Hills Corporation
625 Ninth Street
Rapid City, SD 57701
(Name of Company filing this statement and address of principal executive offices)

Registrant CIK: 0001130464

SEC File Number: 030-00365
File BY FORM U5B

Name of Person Filing this Form SE:

Michael C. Griffen
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, N.W.
Washington, DC 20004
(202) 739-5257

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify on March 30, 2005, that the information set forth in this statement is true and complete.



By: ______________________
Michael C. Griffen
Attorney for Black Hills Corporation

Black Hills Corporation
Form U5B
Filed March 28, 2005
File No. 030-00365

Exhibits Filed With This Form SE

Registrant initially filed the exhibits identified below on March 28, 2005. On March 29, 2005, Commission Filing Desk personnel advised that several of the maps submitted as part of Exhibit E were too large and should be resubmitted in smaller forms. Registrant resubmits the exhibits in their entirety, including the maps as redrawn to a letter-size format.

Exhibit A: Black Hills Corporation and Subsidiaries Organizational Chart

Exhibit E(1): Maps showing service areas of Black Hills Power, Inc., and Cheyenne Light, Fuel and Power Company, in which electric service is furnished.

Exhibit E(2): Electric system maps showing information responsive to requirements of Form U5B, Exhibit E, Items 2(a) - (e), for Black Hills Power, Inc., and Cheyenne Light, Fuel and Power Company.

Exhibit E(3) and E(4) Map showing service area of Cheyenne Light, Fuel and Power Company, in which gas service is furnished, and showing information responsive to requirements of Form U5B, Exhibit E, Items 4(a) - (f), for Cheyenne Light, Fuel and Power Company.



Black Hills Corporation
Form U5B
Filed March 28, 2005
File No. 030-00365

EXHIBIT A

Black Hills Corporation and Subsidiaries Organizational Chart

BLACK HILLS CORPORATION ORGANIZATIONAL CHART

March 23, 2005



BLACK HILLS CORPORATION
(Holding Company)
BLACK HILLS ENERGY, INC.
BLACK HILLS POWER, INC.
BLACK HILLS SERVICE COMPANY, LLC
CHEYENNE LIGHT, FUEL AND POWER COMPANY
BLACK HILLS FIBER SYSTEMS, INC.
BLACK HILLS GENERATION, INC.
CHART ONE
WYODAK RESOURCES DEVELOPMENT CORP.
BLACK HILLS EXPLORATION AND PRODUCTION, INC.
CHART TWO
BLACK HILLS ENERGY RESOURCES, INC.
ENSERCO ENERGY INC.
BLACK HILLS MIDSTREAM, LLC
Black Hills FiberCom, L.L.C.
BHFC Publishing, LLC
Black Hills Publishing Montana, LLC

Chart One

March 3, 2005



BLACK HILLS ENERGY, INC.
BLACK HILLS GENERATION, INC.
Adirondack Hydro Development Corp.
79.0% LP
21.0% GP
Acquisition Partners, LP
0.01% GP
99% LP
NHP, LP
EIF Investors, Inc.
Black Hills Independent Power Fund, Inc.
Black Hills Pepperell Power Associates, LLC
Black Hills Fountain Valley, LLC
Fountain Valley Power, LLC
E-Next A Equipment Leasing Company, LLC
Black Hills Fountain Valley II, LLC
Black Hills Colorado, LLC
Black Hills Valmont Colorado, Inc.
Black Hills Ivanpah, LLC
Black Hills Ivanpah GP, LLC
West Cascade Energy, LLC
Black Hills Waterville Station, LLC
Black Hills Idaho Operations, LLC
Black Hills Nevada Operations, LLC
Black Hills Southwest, LLC
Black Hills Nevada, LLC
50.0%
Desert Arc I, LLC
50.0%
Desert Arc II, LLC
85% GP
15.0% LP
Las Vegas Cogeneration Limited Partnership
Las Vegas Cogeneration II, LLC
Las Vegas Cogeneration Energy Financing, LLC
Black Hills Nevada Real Estate Holdings, LLC
Sunco, Ltd., a Limited Liability Company
50.0%
Black Hills Ontario, LLC
Harbor Cogeneration Company, LLC

Chart Two

March 23, 2005



BLACK HILLS CORPORATION (Holding Company)
BLACK HILLS ENERGY, INC.
WYODAK RESOURCES DEVELOPMENT CORP.
BLACK HILLS EXPLORATION AND PRODUCTION, INC.
ENSERCO ENERGY INC.
BLACK HILLS MIDSTREAM, LLC
BLACK HILLS ENERGY RESOURCES, INC.
BLACK HILLS GENERATION, INC. (See Chart One)
Black Hills Wyoming, Inc.
Daksoft, Inc.
Black Hills Gas Holdings Corp. (fka Mallon Resources Corporation)
Black Hills Gas Resources, Inc. (fka Mallon Oil Company)
Black Hills Cabresto Pipeline, LLC
Varifuel, LLC
Black Hills Operating Company, LLC
Black Hills Energy Pipeline, LLC
Black Hills Millennium Pipeline, Inc.
Black Hills Energy Terminal, LLC
Black Hills Millennium Terminal, Inc.
Black Hills Kilgore Energy Pipeline, LLC
Black Hills Kilgore Pipeline, Inc.
99.0% LP
1.0% GP
99.0% LP
1.0% GP
99.0% LP
1.0% GP
Millennium Pipeline Company, L.P.
Millennium Terminal Company, L.P.
Black Hills Kilgore Pipeline Company, L.P.

Black Hills Corporation
Form U5B
Filed March 28, 2005
File No. 030-00365

EXHIBIT E(1)

Maps showing service areas of Black Hills Power, Inc., and Cheyenne Light, Fuel and Power Company, in which electric service is furnished

LEGEND

BLACK HILLS POWER

SYSTEM TRANSMISSION DIAGRAM

SYS-E-001



CHEYENNE LIGHT, FUEL, AND POWER SYSTEM
CHEYENNE
SKYLINE SUB.
1-25MVA & 1-50MVA
115 Δ /13.8Y
E. FOUR MILE RD.
CLF&P 115 KV
WARREN SWITCHING STATION
115 Δ /25Y KV
2-25MVA
USAF 115 KV
HAPPY JACK SWITCHING STATION
WAPA 115 KV
CENTRAL AVE
N. COLLEGE DR.
SNYDER
13.2Y/4 KV Y
CLF&P 13.2 KV
CAMPSTOOL
CHEYENNE(WAPA) SWITCHING STATION
CORLETT SUB.
2-25MVA
115 Δ /24.8Y
CROW CREEK SUB.
1-50MVA
115 Δ /13.8Y
HILLTOP SUB.
2-50MVA
115 Δ /13.8Y
WAPA 230 KV
ARCHER(WAPA) SWITCHING STATION
230-115 KV
T 14 N
T 13 N
R 67 W
R 66 W
R 65 W
LEGEND:
CLF&P LINES
OTHER LINES
SERVICE TERRITORY
CITY OF CHEYENNE
SWITCHING STATION
SUBSTATION
M-CLF&P-1
3/17/03

Black Hills Corporation
Form U5B
Filed March 28, 2005
File No. 030-00365

EXHIBIT E(2)

Electric system maps showing information responsive to requirements of Form U5B, Exhibit E, Items 2(a) - (e), for Black Hills Power, Inc., and Cheyenne Light, Fuel and Power Company.


MONTANA
WYOMING
WYOMING
SOUTH DAKOTA
SOUTH DAKOTA
NEBRASKA
LEGEND:
TRANSMISSION LINE
BHP SERVICE TERRITORY
BHP TERRITORY AND
TRANSMISSION SYSTEM

WARREN (WAF) (USAF)

SKYLINE (SKYL) (CLF&P)

TO PINE BLUFFS

TO MYERS TAP

CHEYENNE (CHO (WAPA)

TO RICHARDS LAKE 362

HAPPY JACK (HJ) (CLF&P/WAPA)

TO GEN CITY TAP

TO LARAMIE

HILLTOP (HILL) (CLF&P)

CROW CREEK (CCO) (CLF&P)

ARCHER (ARO) (WAPA)

TO HAYDEN 2380

TO ALT 1380

TO STEGALL 282

CORLETT (CLF&P)

LEGEND:

CLF&P

USAF

WAPA

DATE		NO.		REVISION DESCRIPTION

CHEYENNE LIGHT FUEL & POWER

WYOMING - CHEYENNE, ARCHER AREA

INTERCONNECTED POWER SYSTEM SYSTEM SWITCHING DIAGRAM

SSD-E-001 0


WYOMING
PUBLIC
SERVICE
COMMISSION

Wyoming Electric Utilities Certificated Areas

Printed May 16, 2003
Note: Items may not be 100% accurate

Bright Yellow Items are Dually Certificated Areas


PARK
BIGHORN
SHERIDAN
CAMPBELL
CROOK
TETON
WASHAKIE
JOHNSON
WESTON
HOT SPRINGS
NATRONA
CONVERSE
NIOBRARA
SUBLETTE
FREMONT
LINCOLN
CARBON
GOSHEN
SWEETWATER
ALBANY
Wheatland REA
PLATTE
UINTA
High West Energy

- Town
- County
- Railroad
- Highway
- River
- Lake
- Beartooth Electric Coop
- Bighorn County EC
- Black Hills P&L
- Bridger Valley EA
- Bighorn REC
- Carbon Power & Light
- Cheyenne LF&P
- Fall River REC
- Garland Light & Power
- High Plains Power
- High West Energy
- Lower Valley Energy
- Montana-Dakota Utilities
- Niobrara EA
- PacifiCorp
- PacifiCorp
- Powder River Energy
- Wheatland REA
- Wyrulec Company
- Yampa Valley EA

Black Hills Corporation
Form U5B
Filed March 28, 2005
File No. 030-00365

EXHIBIT E(3) and (4)

Map showing service area of Cheyenne Light, Fuel and Power Company, in which gas service is furnished, and showing information responsive to requirements of Form U5B, Exhibit E, Items 4(a) - (f), for Cheyenne Light, Fuel and Power Company.


BURNS
2" BURNS CARPENTER LINE
AVG PRESSURE: 400 PSIG
EST DVT: 162 MCF
PINE BLUFFS
WYOMING
NEBRASKA
3" PINE BLUFFS LINER LINE
AVG PRESSURE: 400 PSIG
EST DVT: 352 MCF
WYOMING
COLORADO
COLORADO INTERSTATE GAS
PURCHASE POINT
COLORADO INTERSTATE GAS
PURCHASE POINT
CHEYENNE LIGHT, FUEL,
AND POWER SYSTEM
LEGEND :
CLF&P LINES
PURCHASE POINT
CITY OF CHEYENNE
NOT TO SCALE
MARCH 2005


25
E. FOUR MILE RD.
SILO FIELDS
0 MCFH
PALADEN ENERGY
PURCHASE POINT
N. COLLEGE DR.
CENTRAL AVE.
80
CHEYENNE
25
CAMPSTOOL
RD.
8" STB - FRONTIER
2077 MCFH
385 PSIG
80
8" COASTAL LINE
492 MCFH
410 PSIG
10" COASTAL LINE
492 MCFH
413 PSIG
4" PARAFIN MEADOWS LINE
138 MCFH
413 PSIG
WESTGAS
PURCHASE POINT
6" TERRY LINE
850 MCFH
406 PSIG
25
16" STB LINE
3594 MCFH
428 PSIG
6" TERRY LINE
380 MCFH
461 PSIG
8" CHAMBERS CAMP LINE
692 MCFH
445 PSIG
WESTGAS
PURCHASE POINT
WYOMING
COLORADO
COLORADO INTERSTATE GAS
PURCHASE POINT
COLORADO INTERSTATE GAS
PURCHASE POINT

CHEYENNE LIGHT, FUEL, AND POWER SYSTEM

LEGEND :

CLF&P LINES

PURCHASE POINT

CITY OF CHEYENNE

NOT TO SCALE

MARCH 2005



Wyoming
Public
Service
Commission

Wyoming Gas Utilities Certificated Areas

Printed March 17, 2003
Note: Items may not be 100% accurate



PARK
BIGHORN
SHERIDAN
CROOK
TETON
JOHNSON
CAMPBELL
WESTON
HOTSPRINGS
WASHAKIE
NATRONA
CONVERSE
NIOBRARA
SUBLETTE
FREMONT
GOSHEN
LINCOLN
CARBON
PLATTE
SWEETWATER
ALBANY
Kinder Morgan, Inc
LARAMIE
UINTA
CLF&P
Range
Township

- County
- Town
- Railroad
- Highway
- Township
- River
- Lake
- Pipeline
- Cheyenne LF&P
- Energy West
- Frannie-Deaver
- Kinder Morgan Inc.
- Kinder Morgan Inc
- Lower Valley Energy
- MGTC Inc.
- Montana-Dakota
- Pinedale
- Questar Gas Co.
- Town of Walden
- WY Gas Co.